Filed pursuant to Rule 433
Registration No. 333-135943
November 20, 2006
Free Writing Prospectus of NACG Holdings Inc.
This free writing prospectus should be read together with the preliminary prospectus that forms a part of the Registration Statement on Form F-1 (Registration No. 333-135943) of NACG Holdings Inc. The preliminary prospectus can be accessed through the following link http://www.sec.gov/Archives/edgar/data/1368519/000095012906009791/y22556a7fv1za.htm. The information in this free writing prospectus supplements and updates the information contained in the preliminary prospectus.
We have learned that one of our customers has disclosed in its interim financial statements for the quarter ended September 30, 2006 a going concern uncertainty. For the twelve months ended June 30, 2006, revenues from this customer were approximately $17.5 million, or 3.3% of our total revenues. For the three months ended June 30, 2006, revenues from this customer were approximately $7.0 million, or 5.1% of our total revenues. As of November 15, 2006, we had approximately $8.7 million in accounts receivable and $2.0 million in unbilled revenue from this customer, all of which represents work performed subsequent to September 1, 2006. We do not currently know whether any portion of this account is uncollectible. Based on our current assessment of the situation, we believe any non-recoverable portion of the amount due from this customer will not be significant or materially affect our financial condition. If we choose to wind down operations on this customer’s site, we believe we will be able to redeploy our equipment to other customer sites.
We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about NACG Holdings Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the preliminary prospectus if you request it by calling toll-free 1-800-221-1037.